

Investor Update

As of June 30, 2016

Forward-Looking Statements

Forward-looking statements made in this presentation involve a number of risks and uncertainties, but not limited to, our ability to successfully operate the nursing centers in Alabama, Kansas, Kentucky, Missouri, Ohio, and Indiana, our ability to increase patients served at our renovated centers, changes in governmental reimbursement, government regulation, the impact of the recently adopted federal health care reform or any future healthcare reform, any increases in the cost of borrowing under our credit agreements, our ability to comply with covenants contained in those credit agreements, the outcome of professional liability lawsuits and claims, our ability to control ultimate professional liability costs, the accuracy of our estimate of our anticipated professional liability expense, the impact of future licensing surveys, the outcome of proceedings alleging violations of state or Federal False Claims Acts, laws and regulations governing quality of care or other laws and regulations applicable to our business including laws governing reimbursement from government payers, impacts associated with the implementation of our electronic medical records plan, the costs of investing in our business initiatives and development, our ability to control costs, changes to our valuation of deferred tax assets, changes in occupancy rates in our centers, changing economic and competitive conditions, changes in anticipated revenue and cost growth, changes in the anticipated results of operations, the effect of changes in accounting policies as well as other risk factors detailed in the Company's Securities and Exchange Commission filings. The Company has provided additional information in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as well as in other filings with the Securities and Exchange Commission, which readers are encouraged to review for further disclosure of other factors that could cause actual results to differ materially from those indicated in the forward-looking statements.

Investment Highlights

Leading Skilled Nursing Provider

Compelling Demographic Trends

Management's Strategic Vision Yielding Results

Improving Patient Quality Measures, Census And Skilled Mix

Demonstrated Ability To Grow And Enhance Portfolio

Positively Trending Financial Results

Executive Leadership

Kelly Gill
CEO, President & Director

- Joined Diversicare in **2010**

- **25 Years+** of experience in the LTC industry

- Previous senior leadership positions at:
  – Beverly
  – Living Centers of America
  – Skilled Healthcare

- SNF – Rehab - Hospice

Jay McKnight
Chief Financial Officer

- Joined Diversicare in **2012**

- **10+ Years** of senior finance positions in the healthcare industry

- Previous senior leadership positions at:
  – NuscriptRX
  – Take Care Health Systems
  – I-TRAX, Inc. (CHD Meridian)

Leslie Campbell
Chief Operating Officer

- Joined Diversicare in **2013**

- **20+ years** of experience in the LTC industry

- Previous senior leadership positions at:
  – Golden Living

- Licensed Physical Therapist

DIVERSICARE
HEALTHCARE SERVICES, INC.

Diversicare at a Glance

- FY15 Revenue $388M – FY16 Revenue $388M Run Rate
- As of today – 53 SNF's, 1 ALF – 6,414 Licensed Beds - 9 States
- Headquartered in Brentwood, TN


NE
IA
PA
OH (5)
IN (1)
IL
CO
KS (6)
MO (3)
WV
VA
KY (13)
NC
TN (5)
OK
AR
SC
AL (7)
GA
MS
TX (13)
LA
FL (1)

Company Profile

- Operating since 1989

- Traded on NASDAQ: DVCR

- Publicly traded since 1994

- Added to Russell Microcap Index in 2014

- 52 week range $6.45 – $13.00

- Historically paid $0.22 annual dividend

DIVERSICARE
HEALTHCARE SERVICES, INC.

Long Term Care Industry Overview

- Compelling Demographic Trends
- High Quality Clinical Outcomes
- Relative Low Cost of Care

DIVERSICARE
HEALTHCARE SERVICES, INC.

Compelling Industry Demographics

Stable Supply

Number of Skilled Nursing Facilities



Rising Demand

Age 65+ Population (in millions)



Sources: AHCA, CMS OSCAR Data and US Census Bureau, US Administration on Aging

Compelling Industry Demographics

- **Long term care spending continues to increase**
  - Medicare and Medicaid expenditures for SNFs expected to grow **66%** from 2014 to 2024
  - Annual spending on older adults is expected to increase **250%** by 2040

Medicare and Medicaid SNF Spending
(in billions)



Sources: Medpac and US HHS Department

Relative Cost Per Case of Treatment Across Post-Acute Care Providers



SNFs are recognized as high quality, low cost provider of institutional post-acute care

Sources: Medpac and US HHS Department

10

Company Overview

- Mature Company
- Provides a full spectrum of post-acute healthcare services
- Robust operating platform capable of significant growth expansion

DIVERSICARE
HEALTHCARE SERVICES, INC.

Key Strategic Accomplishments



Retooling: Areas of Focus

Platform Development

Operational Improvement

Facility Renovations

Expanded Focus Now On Portfolio Growth

Launched Q3 2010

Today

Investments made in internal improvements and scalability position Diversicare for external growth

Platform Development and Operational Improvements

 **Implement an Electronic Medical Record (EMR) Solution**

 **Centralization of Key Processes**

 **People – Processes – Resources**

<u>Completed</u> – Company repositioned for rapid growth

Key Results and Outcomes

- Improved Quality Measures
- Improved patient mix and reimbursement rates
- Improved operating and G&A leverage
- Demonstrated growth through acquisitions

DIVERSICARE
HEALTHCARE SERVICES, INC.

Results: 5 Star Quality Measures Relative to For-Profit Peer Group



Overall QM Rating

Diversicare is the industry leader in Quality Measures outcomes.

Results: Improved Patient Mix

Medicare Avg Daily Census



Managed Care Avg Daily Census



Skilled Care and Marketing Initiatives:

- 24 Hour RN coverage with specialized clinical capability

- Clinical programs drive higher acuity and favorable reimbursement trends

- Facility based sales representatives deploy centrally managed business development activities

- Clinical programs can be customized for physician needs

DIVERSICARE
HEALTHCARE SERVICES, INC.

Results: Rate Increases Driven By Higher Acuity

- **Medicare rate growth driven by acuity**
- **17.7% Increase from FY10 Q3 to FY16 Q2**
- **4.2% CAGR**



Medicare Rate Per Day

A – Resulting from a 2% decrease in rates as a result of sequestration beginning April 1, 2013.

Results: Rate Increases Driven By Higher Acuity

- **Medicaid rates driven by acuity**
- **13.4% Increase from FY10 Q3 to FY16 Q2**
- **3.2% CAGR**



Medicaid Rate Per Day

Results: Growth in Operated Facilities



- Our ability to integrate facilities onto our platform is proven by our continuous growth and early accretion of new facilities.

Results: Impact Of New Centers

Acquisitions are Accretive to earnings within a quarter of acquisitions date – the exceptions being development opportunities like new construction, major renovations, etc.

Demonstrated **Platform Scalability** by increasing revenues with a resulting reduction in G&A expense as percentage of revenue

New Facility Integration, including EMR, implemented during the first quarter of operations at new facilities

DIVERSICARE
HEALTHCARE SERVICES, INC.

Results: Revenue Impact of Acquisitions



Quarterly Revenue

- 2015 Acquisitions (3)
- 2014 Acquisitions (8)
- Same-store group*

* For the purposes of this chart, the "same-store group" represents all centers operated by the Company prior to January 1, 2014.

DIVERSICARE
HEALTHCARE SERVICES, INC.

Results: New Centers and Same-Store

Q2 2016 vs. Q2 2015	Revenue		Operating Expense		Operating Profit	
(in millions)	Q2 2016	Q2 2015	Q2 2016	Q2 2015	Q2 2016	Q2 2015
2016 Acquisitions (-)	$ -	$ -	$ -	$ -	$ -	$ -
2015 Acquisitions (3)	3,932	3,061	3,109	2,332	823	729
Total for all acquisitions	3,932	3,061	3,109	2,332	823	729
Same-store group*	91,873	93,227	75,276	74,320	16,597	18,907
Consolidated total	$ 95,805	$ 96,288	$ 78,385	$ 76,652	$ 17,420	$ 19,636

*Same-Store group represents all nursing centers acquired by the Company prior to January 1, 2015.

DIVERSICARE
HEALTHCARE SERVICES, INC.

Results: Revenue Growth and Operating Leverage

- Continued Company-wide cost reduction efforts in place

  o Diligent vendor management and product selection criteria

  o Centralized purchasing functions drive consistency through all facilities



Revenue and Facility-Level Operating Profit

Results: Improving G&A Leverage

- Continued G&A reduction efforts in place

  o Right-sized overhead structure for new portfolio

  o Centralized core functions to leverage skilled teams

- Savings from G&A reductions funded strategic investments

- G&A increased in first half 2013 due to acquisition activity



G&A Expense as a % of Revenue

Current Areas of Focus

- Continuous quality improvement
- Enhancing existing portfolio
- Growth through accretive acquisitions

Diversicare
HEALTHCARE SERVICES, INC.

25

Continue to Enhance Existing Portfolio

Continuous improvement of Quality Measures

Continue to drive volume of patients served

Improve skilled mix / provide high-acuity services

Ongoing renovations of existing facilities

Diversicare
HEALTHCARE SERVICES, INC.

Portfolio Growth

Stated goal to double the Company within 5 years

Target: 5-10 new facilities per year

Active pipeline and buyer friendly market

Expanded operating infrastructure = Scalability

Structure flexibility = Several sources of financial capacity

DIVERSICARE
HEALTHCARE SERVICES, INC.

27

Deepen and Expand Existing Footprint

Portfolio has grown by more than 60% after divestitures

2010



- Exited Arkansas and West Virginia

Today



- Entered Missouri, Kansas, and Indiana
- Added Facilities in Ohio, Alabama, and Kentucky

DIVERSICARE
HEALTHCARE SERVICES, INC.

28

Flexible Structure Broadens Pipeline

Acquisition Types		2010	Today

Fee-Simple Acquisitions
- Full Ownership Of Assets
- Participate In Value Appreciation
- Enhance Facility Ownership

20%   31%

Assumption of Long-Term Operating Leases
- Minimal Capital Required
- Leverage Turnaround Capabilities
- Leverage Strong REIT Relationships

80%   69%

DIVERSICARE
HEALTHCARE SERVICES, INC.

Summary

- Improved operational and financial results
- Attractive investment dynamics
- Repositioned for the future

Key Financial and Operating Statistics

	Q2 2015	Q3 2015	Q4 2015	Q1 2016	Q2 2016
Average Daily Census	4,610	4,651	4,662	4,645	4,595
Total Average Daily Census – Medicare & Managed Care	741	724	729	754	699
Skilled Mix %	16.1%	15.6%	15.6%	16.2%	15.2%
Occupancy (Available Beds)	80.3%	81.1%	79.6%	79.3%	79.1%
Medicare Rate Per Day	$457.46	$452.48	$457.24	$453.51	$456.91
Medicaid Rate Per Day	$165.30	$168.12	$166.72	$167.34	$168.36
Revenue (Millions)	$96.3	$98.1	$98.0	$97.9	$95.8
Facility Level Operating Profit	$19.6	$19.6	$19.2	$19.3	$17.4
G&A % of Revenue	6.5%	6.5%	6.1%	6.9%	7.2%
Adjusted EBITDAR	$11.5	$11.3	$11.3	$10.8	$8.8
Adjusted EBITDA	$4.4	$4.1	$4.2	$3.5	$1.9

DIVERSICARE
HEALTHCARE SERVICES, INC.

Investment Highlights

Leading Skilled Nursing Provider

Compelling Demographic Trends

Management's Strategic Vision Yielding Results

Improving Patient Quality Measures, Census And Skilled Mix

Demonstrated Ability To Grow And Enhance Portfolio

Positively Trending Financial Results

Appendix A: Reconciliation of Net Income to Adjusted EBITDA and Adjusted EBITDAR

	Q2 2015 (Unaudited)	Q3 2015 (Unaudited)	Q4 2015 (Unaudited)	Q1 2016 (Unaudited)	Q2 2016 (Unaudited)
Net income (loss)	$ 508	$ 431	$ 943	$ (111)	$ (2,150)
Loss (income) from discontinued operations, net of tax	299	238	328	37	-
Income tax provision (benefit)	539	502	(128)	(42)	(1,297)
Interest expense	1,049	998	1,105	1,070	1,158
Depreciation and amortization	1,863	1,887	1,895	2,003	2,060
EBITDA	4,258	4,056	4,143	2,957	(229)
EBITDA adjustments:					
Acquisition related costs (a)	93	43	90	59	150
Debt retirement costs (b)	-	-	-	351	-
Lease termination costs (c)	-	-	-	-	2,008
Lease deferral costs (d)	-	-	-	146	-
Adjusted EBITDA	4,351	4,099	4,233	3,513	1,929
Add: lease expense	7,186	7,198	7,161	7,252	6,854
Adjusted EBITDAR	$ 11,537	$ 11,297	$ 11,394	$ 10,765	$ 8,783
Adjusted EBITDARM	$ 17,878	$ 17,675	$ 17,417	$ 17,499	$ 15,664
G&A Expenses	6,341	6,378	6,023	6,734	6,881

(a) Represents non-recurring costs associated with acquisition-related transactions.
(b) Represents non-recurring debt retirement costs associated with the extinguishment of the previous debt facility during the first quarter 2016.
(c) Represents non-recurring lease termination costs related to the termination of the Avon, Ohio operating lease in May 2016.
(d) Represents non-recurring lease deferral costs associated with the purchase of Clinton and Hutchinson in February 2016.

DIVERSICARE
HEALTHCARE SERVICES, INC.